Exhibit 99.3

{Letterhead}

July 2, 2010

To:	ProUroCare Warrant Holders:

RE:	Warrant Exercise and Warrant Replacement Offering

ProUroCare Medical is offering to certain of its warrant holders a limited-time opportunity to exercise their existing warrants, which are exercisable at $1.30 per share, and receive, in addition to the stock issued as a result of the warrant exercise, a new, three year warrant.  These “replacement warrants” will be exercisable at $1.30 per share and redeemable by ProUroCare anytime after our stock price trades above $4.00 per share for a period of 10 consecutive days.  A summary of the offer is provided beginning on page 1 of the enclosed Offer Letter/Prospectus.

We urge you to review details of this offering and follow the instructions described in the enclosed Offer Letter/Prospectus and the instructions from your brokerage firm if you are interested in taking advantage of this opportunity. Your prompt attention is requested. Although the offer is currently scheduled to expire at 4:00 p.m. Central Time on August 2, 2010, your broker may have an earlier cut-off time for receipt of instructions.

If you have any questions concerning this offering, please contact your broker, or contact us at 952-698-1161 for assistance.

Sincerely,

/s/Rick Carlson

Rick Carlson
Chief Executive Officer